[EA Letterhead]

August 15, 2006

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549, Mailstop 4561

Re:	Electronic Arts Inc.

Form 10-K for the Fiscal Year Ended March 31, 2006

Form 8-K filed May 3, 2006

File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the Staff’s comment letter dated July 11, 2006 concerning the filings listed above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s July 11, 2006 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the Fiscal Year Ended March 31, 2006

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations. page 39

1.	In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. You should quantify the amount of the change that was due to each of the factors or events that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

•	The decrease in net revenues in 2006 attributable to the transition from current-generation to next-generation consoles offset by titles for the PSP and Xbox 360;

•	The change in net revenues in 2006 as a result of the level of sales of each of the titles and franchises identified;

•	The decrease in general and administrative expenses in fiscal 2006 due to a decrease in employee-related costs resulting from charges taken in connection with certain employee-related litigation matters offset by an increase in personnel-related expenses attributable to an increase in headcount costs as well as an increase in professional and contracted services to support your business; and

•	The increase in fiscal 2005 cost of goods sold as a percentage of total net revenue that was attributable to pricing actions taken, inventory-related costs, and incremental costs incurred to produce your titles for Nintendo DS and Sony PSP.

Refer to Section III.D of SEC Release 33.6835. Revise future filings accordingly.

EA’s Response

We note the Staff’s comment and respectfully refer the Staff to the discussion in Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations (please see pages 32-39) in our Form 10-Q for the quarter ended June 30, 2006 (filed on August 8, 2006) in which we have, to the extent reasonably practicable and taking into account the Staff’s comments, quantified the most significant factors that caused our results of operations to differ materially from previous periods. We will continue to quantify, to the extent reasonably practicable, such material factors in future filings.

Notes to Consolidated Financial Statements

Note (9) Commitments and Contingencies

Lease Commitments and Residual Value Guarantees, page 89

2.	We note that on May 26, 2006, the terms of the financing under the Phase One Lease and the Phase Two Lease were modified. Tell us what impact, if any, these amendments had on your lease classification analysis under SFAS 13 and on your application of the recognition and measurement guidance of FIN 45.

EA’s Response

We respectfully advise the Staff that the amendments to the agreements extended the terms of both leases through July 2009. Accordingly, we considered the amended agreements to be new agreements under paragraph 9 of SFAS No. 13, “Accounting for Leases”, and classified these agreements under paragraphs 6-7 of SFAS No. 13. We evaluated the classification criteria in paragraph 7 of SFAS No. 13 and concluded that the leases do not meet any of the criteria set forth in paragraph 7 of SFAS No. 13 for classification as a capital lease:

•	The present value of the minimum lease payments (which include the residual value guarantees) was less than 90% of the fair value of the properties at the modification date.

•	The lease terms do not exceed 75% of the estimated economic life of the properties.

•	The leases do not transfer ownership of the properties to us by the end of the lease term.

•	The purchase option does not represent a bargain purchase option as defined in paragraph 5(d) of SFAS No. 13.

We also considered whether FIN No. 45 was applicable to the modifications. We noted that the residual value guarantees in each lease were not modified as part of the May 26, 2006 amendments and have not been modified since the original lease agreements were executed in 1995 (Phase One Lease) and 2000 (Phase Two Lease), respectively. Since the recognition and measurement provisions of FIN 45 are applied only on a prospective basis to guarantees issued or modified after December 31, 2002, we determined that the recognition and measurement provisions of FIN No. 45 are not applicable to the amended agreements.

We further advise the Staff that we have clarified in our Form 10-Q for the quarter ended June 30, 2006 filed with the commission on August 8, 2006, how the terms of the agreements were modified (please see Note (9) Commitments and Contingencies, pages 16 and 17).

Exhibits 31.1 and 31.2

3.	Note that the language of the certifications required by Item 601(b )(31) of Regulation S-X must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs. Probst and Jenson signed these certifications in their individual capacity and remove the certifying individuals’ employment titles in future filings.

EA’s Response

We note the Staff’s comment and respectfully advise that, other than completing the bracketed information required by the form of the certification set forth in Item 601(b)(31)(i) of Regulation S-K, the certifications we have provided are exactly as stated in Item 601(b)(31)(i). We further note that, in order to complete the certifications in the manner specified by Item 601(b)(31)(i), we are required to “[identify the certifying individual]” in the first line of each certification and to conclude each certification by providing the certifying officer’s “[signature]” and “[title]”. As such, in order to comply with Item 601(b)(31)(i) of Regulation S-K, we are required to provide the certifying officer’s title in the conclusion of the certification. In light of the Staff’s comment, we have, however, removed the certifying officers’ titles from the first line of their certifications as evidenced in Exhibits 31.1 and 31.2 to our Form 10-Q for the quarter ended June 30, 2006. Further, we hereby confirm that, with regard to all past certifications rendered pursuant to Item 601(b)(31), the certifying officers have signed in their individual capacities.

Form 8-K filed May 3, 2006

4.	We believe the Unaudited Reconciliation of GAAP to Non-GAAP Condensed Consolidated Statements of Operations appearing in the Form 8-K filed on May 3, 2006 may create the unwarranted impression to investors that the non-GAAP operating statements have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to statements based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting separate reconciliations for each individual non-GAAP measure (i.e., line items, subtotals, etc.), provided each one complies with Item 10 of Regulation S-K, the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G.

EA’s Response

We respectfully advise the Staff that, in light of the Staff’s comments, we did not include the Unaudited Reconciliation of GAAP to Non-GAAP Condensed Consolidated Statements of Operations (the “Non-GAAP Reconciliation”) in our earnings release dated August 1, 2006 (furnished to the SEC on August 1, 2006) and do not intend to include it in future earnings releases. In our August 1, 2006 earnings release, we provided, in lieu of the Non-GAAP Reconciliation, a simple reconciliation of non-GAAP to GAAP operating income and net income that provides each adjustment made to the GAAP item to reach the non-GAAP item. We expect to provide a similar reconciliation in our future earnings releases.

However, please note that we respectfully disagree with the Staff regarding the Non-GAAP Reconciliation included in our earnings release dated May 3, 2006. We believe that this presentation provided a complete, transparent, useful and easy-to-understand reconciliation of the non-GAAP measures used in the release, and did not create the unwarranted impression that it was prepared under a comprehensive set of accounting rules or principles, nor do we believe that it conveyed undue prominence to statements based on non-GAAP measures.

5.	We note your presentation of several non-GAAP financial measures. Please address the following with respect to your use of such non-GAAP measures:

•	Your disclosure states that you exclude certain items from your non-GAAP financial measures that may not be indicative of your core business, operating results or future outlook. Explain why you believe that the non-GAAP measures focus on your “core business” if the non-GAAP measures do not include the expenses and gains/losses that generally result from your operating activities. For example, indicate why your core business reflects the benefits of revenue generated from acquired intangibles but does not reflect the amortization of such costs. It appears that there would be other costs of acquisitions that are not being eliminated from each measure. In addition, explain why your core business does not include employee stock-based compensation expense since this form of compensation is similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients’ overall compensation package, it is not clear how management could determine that an employee’s performance would remain unchanged such that it would not affect the Company’s overall operations. Address why you believe that excluding certain charges is a proper reflection of your core business. Address why the measure includes the revenue, but not all the costs associated with generating that revenue; and

•	Explain how management has concluded that excluding certain recurring charges is a proper reflection of your core business and operating results, when such items generally represent recurring expenses that result from your operating activities. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, “[c]ompanies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.” Therefore, you must either demonstrate the usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of each of the items excluded from your non-GAAP financial measures will become immaterial within a near-finite period, considering the past pattern of similar charges.

EA’s Response

We respectfully advise the Staff that we believe the non-GAAP measures presented in our earnings release dated May 3, 2006, when taken together with the corresponding GAAP measures, provide meaningful supplemental information regarding our performance by adjusting for certain items that may not be indicative of our core business, operating results or future outlook. Our management team uses these non-GAAP measures in assessing the performance of our business as a consolidated entity, as well as at the business unit level. As indicated in the May 3, 2006 earnings release, we also use these non-GAAP measures when planning, forecasting and analyzing future periods. By adjusting for these items, we are also able to gain a better understanding of our performance as compared to prior periods.

As noted in our response to Comment 4 above, we have removed the Unaudited Reconciliation of GAAP to Non-GAAP Condensed Consolidated Statements of Operations from our most recent earnings release. As a result, we have reduced the number of non-GAAP measures we provide in our earnings release to three items – non-GAAP net income (loss), non-GAAP operating income (loss), and non-GAAP diluted earnings (loss) per share.

With regard to our adjustment of GAAP results for amortization of intangible assets, we note that when analyzing the operating performance of an acquisition, our management considers the total return provided by the investment we have made in such acquisition (i.e., operating profit generated as compared to the purchase price paid) without taking into consideration any allocations made for accounting purposes. Thus, because the purchase price for an acquisition necessarily reflects the accounting value assigned to intangible assets, including acquired in-process technology and goodwill, when analyzing the return provided by the acquisition in subsequent periods, our management excludes the GAAP impact of acquired intangible assets to our financial results. We believe that such an approach is very useful in understanding the long-term return provided by an acquisition and that our investors benefit from a supplemental non-GAAP financial measure that adjusts for the accounting expense associated with acquired intangible assets.

In addition, in accordance with GAAP, with limited exceptions, we recognize expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, we generally capitalize the cost of acquired intangible assets and recognize that cost as an expense over their useful lives (other than goodwill and acquired in-process technology, which we recognize as required). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of these two types of assets. Accordingly, our management and, we believe, our investors find it useful for us to provide supplemental financial results that exclude the amortization of acquired intangibles from our operating results, in addition to our GAAP results, which do reflect such charges.

With regard to stock-based compensation, we adopted SFAS 123R, “Share-Based Payments”, on April 2, 2006. Internally, we do not take into account stock-based compensation charges when we evaluate the performance of our management teams. In addition, our management teams exclude stock-based compensation expense from their short and long-term operating plans. In contrast, our management teams are held accountable for cash-based compensation and such amounts are included in these operating plans. Further, we do not consider the grant date fair value when making equity awards to employees; we carefully manage our use of equity awards based on overall shareholder dilution.

Video game platforms have historically had a life cycle of four to six years, which causes the video game software market to be cyclical. Accordingly, we and our investors often analyze our business and operating performance in the context of these business cycles, comparing our performance at similar stages of different cycles. While we expect to incur stock-based compensation expense for the foreseeable future, we believe that, for comparability, a non-GAAP measure adjusted for stock-based compensation expense is important to understand the long-term performance of our core business. In addition, given our recent adoption of SFAS 123R, we believe that the provision of non-GAAP information that adjusts for these charges facilitates the comparison of year-over-year results. We have taken into account the observations and guidance provided in paragraph G2 of Staff Accounting Bulletin 107 in electing to provide this additional information to investors.

With regard to our adjustment of GAAP results for restructuring activities, we note that we have engaged in various restructuring activities, each of which has been a discrete, extraordinary event based on a unique set of business objectives. We do not engage in restructuring activities on a regular basis or in the ordinary course of business. Each of the restructurings we have implemented over the past four years has been unlike its predecessors in terms of its operational implementation, business impact and scope. As such, we do not consider the restructuring charges for which we have made adjustments in our non-GAAP results to be recurring. We expect that the charges we will incur in connection with the restructuring activities in which we have engaged to date will become immaterial within a near-finite period.

6.	In your press release announcing your financial results, you disclose Non-GAAP diluted earnings per share expected for the fiscal first quarter ending June 30, 2006 and the fiscal year ending March 31, 2007 . Your report should include the disclosure requirements of Item 10( e)(1)(i) of Regulation S-K for these non-GAAP financial measures, with consideration given to the guidance set forth in the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003 and SAB Topic 14G.

EA’s Response

We respectfully advise the Staff that, in our earnings release dated August 1, 2006, we provided the disclosure required by Item 10(e)(1)(i) of Regulation S-K with respect to our expected non-GAAP diluted earnings (loss) per share for the fiscal quarter ending September 30, 2006 and the fiscal year ending March 31, 2007. Going forward, we will continue providing the disclosure required by Item 10(e)(1)(i) in our earnings releases.

*     *     *

As requested in the Staff’s July 11, 2006 comment letter, EA hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings listed above;

•	Staff comments, or changes in disclosure to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	EA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response addresses the Staff’s concerns raised in its July 11, 2006 comment letter. We look forward to discussing any remaining items of concern with the Staff as soon as possible. If you have any questions, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Melissa Walsh
Jason Niethamer
Securities and Exchange Commission

Warren C. Jenson
Stephen G. Bené, Esq.
Electronic Arts Inc.

Laurie Mullen
KPMG LLP